UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MasterCard Incorporated

File No. 1-32877 - CF#26367

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MasterCard Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.34 to a Form 10-K filed on February 24, 2011, as refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on November 2, 2011 and as Exhibit 10.34 to a Form 10-K/A filed November 23, 2011.

Based on representations by MasterCard Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.34   through March 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director